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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

FORM U-3A-2

Statement by Holding Company Claiming Exemption Under Rule U-3A-2 from the Provisions of the

Public Utility Holding Company Act of 1935

To Be Filed Annually Prior to March 1

WESTAR ENERGY, INC.

Westar Energy, Inc. (“Westar Energy”) hereby files with the Securities and Exchange Commission, pursuant to Rule 2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935 (the “Act”) and submits the following information:

Introductory Note:

Westar Energy is filing this statement without 2003 financial statements because such financial statements are not available as of the required filing date for the statement. Westar Energy will file an amended statement containing the financial statements as soon as they become available, which is expected to be on or before March 15, 2004, the filing date for Westar Energy’s Annual Report on Form 10-K for the fiscal year ended December 31, 2003.

ITEM 1. Name, State of organization, location and nature of business of claimant and every subsidiary thereof, other than any exempt wholesale generator (“EWG”) or foreign utility company in which claimant directly or indirectly holds an interest.

Westar Energy is a Kansas corporation whose principal executive offices are located at 818 South Kansas Avenue, Topeka, Kansas 66612. Westar Energy’s mailing address is P.O. Box 889, Topeka, Kansas 66601. During 2003, Westar Energy’s principal business consisted of the production, purchase, transmission, distribution and sale of electricity. Westar Energy provided retail electric service to approximately 346,000 industrial, commercial and residential customers. Westar Energy also provided wholesale electric generation and transmission services to numerous municipal customers located in Kansas and to surrounding integrated systems through interchange agreements. As of December 31, 2003, Westar Energy’s subsidiaries (as defined in the Act) were as follows:

A.	AV One, Inc. (“AV One”) is a Kansas corporation with principal offices at 818 South Kansas Avenue, Topeka, Kansas 66612. AV One is a wholly-owned subsidiary of Westar Energy and leases and maintains planes for corporate transportation purposes.

B.	Kansas Gas and Electric Company (“KGE”) is a Kansas corporation with principal offices at 120 East First Street, Wichita, Kansas 67201. KGE is a wholly-owned subsidiary of Westar Energy and provides electric services to customers in the south central and southeastern portion of Kansas, including the Wichita metropolitan area. During 2003, KGE rendered electric services at retail to approximately 298,000 residential, commercial and industrial customers. KGE also provided wholesale electric generation and transmission services to numerous municipal customers located in Kansas and to surrounding integrated systems through interchange agreements. KGE does not own or operate any gas properties. KGE owns a 47% interest in the following company:

1.	Wolf Creek Nuclear Operating Corporation (“WCNOC”) is a Delaware Corporation with principal offices at 1550 Oxen Lane, N.E., Burlington, Kansas 66839. WCNOC operates the Wolf Creek Nuclear Generating Station on behalf of the plant’s owners.

C.	The Kansas Power and Light Company (“KPL”) is a Kansas corporation with its principal offices at 818 South Kansas Avenue, Topeka, Kansas 66612. KPL is a dormant, wholly-owned subsidiary of Westar Energy and is maintained to retain rights to the corporate name.

D.	Westar Generating, Inc. (“Westar Generating”) is a Kansas corporation with principal offices at 818 South Kansas Avenue, Topeka, Kansas 66612. Westar Generating is a wholly-owned subsidiary of Westar Energy and holds a 40% interest in the State Line electric generating facility.

E.	Westar Industries, Inc. (“Westar Industries”) is a Delaware corporation with principal offices at 818 South Kansas Avenue, Topeka, Kansas 66612. Westar Industries is a wholly-owned subsidiary of Westar Energy and is a holding company for certain non-regulated business subsidiaries of Westar Energy. Westar Industries’ subsidiaries are as follows:

1.	Protection One, Inc. (“POI”) is a Delaware corporation with principal offices at 818 South Kansas Avenue, Topeka, Kansas 66612. POI is approximately 87% owned by Westar Industries and is a holding company for security alarm businesses. POI’s subsidiaries are as follows:

a.	Protection One Alarm Monitoring, Inc. (“POAMI”) is a Delaware corporation with principal offices at 818 South Kansas Avenue, Topeka, Kansas 66612. POAMI is a wholly-owned subsidiary of POI and provides electronically monitored security alarm services. POAMI’s subsidiaries are as follows:

i.	Network Multi-Family Security Corporation (“NMSC”) is a Delaware corporation with principal offices at 4221 W John Carpenter Freeway, Irving, TX 75063. NMSC is a wholly-owned subsidiary of POAMI and provides multi-family electronic monitored security alarm services.

ii.	Protection One Alarm Monitoring of Mass., Inc. (“POAM Mass”) is a Massachusetts corporation with principal offices at 818 South Kansas Avenue, Topeka, Kansas 66612. POAM Mass is a wholly-owned subsidiary of POAMI and provides electronically monitored security alarm services.

iii.	Protection One Data Services, Inc. (“PODS”) is a Delaware corporation with principal offices at 818 South Kansas Avenue, Topeka, Kansas 66612. PODS is a dormant, wholly-owned subsidiary of POAMI.

iv.	Protection One Systems, Inc. (“POS”) is a Delaware corporation with its principal offices at 818 South Kansas Avenue, Topeka, Kansas 66612. POS is a wholly-owned subsidiary of POAMI and provides electronically monitored security alarm services.

v.	Security Monitoring Services, Inc. (“SMS”) is a Florida corporation with principal offices at 6225 N. State Highway 161, Suite 400, Irving, Texas 75063. SMS is a wholly-owned subsidiary of POAMI and provides electronically monitored security alarm services.

2.	Protection One International, Inc. (“PO International”) is a Delaware corporation with principal offices at 818 South Kansas Avenue, Topeka, Kansas 66612. PO International is a wholly-owned subsidiary of Westar Industries and, in 2003, held international security alarm service companies. As of December 31, 2003, PO International’s subsidiaries were as follows:

a.	Consultron Nederland Teleshop B.V. (“Consultron”) is a corporation organized under the laws of the Netherlands with principal offices at Markendaalseweg 329, Boite19, NL, 4811KB Breda, Netherlands. Consultron is a dormant corporation and owns 100% of the following company:

i.	Residentie Alarmcentrale B.V. (“Residentie”) is a corporation organized under the laws of the Netherlands with principal offices at Jupiterkade 2 A, NL, 2516 ES Den Haag, The Netherlands. Residentie is a dormant corporation.

3.	Westar Investments, Inc. (“Westar Investments”) is a Delaware corporation with principal offices at 818 South Kansas Avenue, Topeka, Kansas 66612. Westar Investments is a wholly-owned subsidiary of Westar Industries and holds security-related investments.

4.	Westar Limited Partners, Inc. (“WLP”) is a Kansas corporation with principal offices at 818 South Kansas Avenue, Topeka, Kansas 66612. WLP is a wholly-owned subsidiary of Westar Industries. During 2003, WLP participated in limited partnerships and now holds non-regulated investments associated with former partnerships.

5.	The Wing Group, Limited Co. (“WGLC”) is a Delaware corporation with principal offices at 818 South Kansas Avenue, Topeka, Kansas 66612. WGLC is a wholly-owned subsidiary of Westar Industries and holds interests in international power generation projects. WGLC owns 1% of Wing International Ltd. (see Item 1.E.6.a. below) and 100% of the following company:

a.	The Wing Group International, Inc. (“WGII”) is an organization formed under the laws of the Cayman Islands with principal offices at 818 South Kansas Avenue, Topeka, Kansas 66612. WGII is a dormant corporation.

6.	Wing Turkey, Inc. (“Wing Turkey”) is a Delaware corporation with its principal offices at 818 South Kansas Avenue, Topeka, Kansas 66612. Wing Turkey is a wholly-owned subsidiary of Westar Industries and is a holding company for a power project in Turkey. Wing Turkey owns 99% and WGLC owns 1% of the following company:

a.	Wing International, Ltd. (“Wing International”) is a Texas limited liability company with principal offices at 818 South Kansas Avenue, Topeka, Kansas 66612. Wing International holds a 9% interest in the following company:

i.	Trakya Elektrik Uretim VE Ticaret A.S. (“Trakya”) is a joint stock company formed under the laws of the Republic of Turkey with principal offices at P.K. 13, Marmara Ereglisi 59740 Tekirdag. Trakya is an Exempt Wholesale Generator (“EWG”).

F.	Western Resources (Bermuda) Ltd. (“WR Bermuda”) is a limited liability company formed under the laws of Bermuda with principal offices at Clarendon House, Two Church Street, Hamilton HM 11, Bermuda. WR Bermuda is a wholly-owned subsidiary of Westar Energy. WR Bermuda holds interests in international power projects. WR Bermuda holds interests in the following companies:

1.	CPI-Western Power Holdings Ltd., (“CPI”) is a limited liability company formed under the laws of Bermuda with principal offices at Clarendon House, Two Church Street, Hamilton HM 11, Bermuda. WR Bermuda owns 50% of CPI, which is a joint venture that holds interests in power generation projects in China. CPI owns 100% of the following company:

a.	Western Resources International Limited (“WRIL”) is a limited liability company organized under the laws of Mauritius. WRIL holds interests in the following EWGs:

i.	Zhengzhou Dengwai Power Co., Ltd., is a corporation organized under the laws of China, with principal offices at Yangcheng Industrial Zone, Dengfeng Industrial Zone, Dengfeng Municipality, Henan Province, People’s Republic of China. This company is an EWG and 49% owned by WRIL.

ii.	Zhengzhou Dengyuan Power Co., Ltd. is a corporation organized under the laws of China, with principal offices at Yangcheng Industrial Zone, Dengfeng Municipality, Henan Province, People’s Republic of China. This company is an EWG and 49% owned by WRIL.

iii.	Zhengzhou Huadeng Power Co., Ltd. is a corporation organized under the laws of China, with principal offices at Yangcheng Industrial Zone, Dengfeng Industrial Zone, Dengfeng Municipality, Henan Province, People’s Republic of China. This company is an EWG and 49% owned by WRIL.

iv.	Zhengzhou Huaxin Power Co., Ltd. is a corporation organized under the laws of China, with principal offices at Yangcheng Industrial Zone, Dengfeng Industrial Zone, Dengfeng Municipality, Henan Province, People’s Republic of China. This company is an EWG and 49% owned by WRIL.

2.	Western Resources I (Cayman Islands) Limited (“Cayman I”) is a limited liability company organized under the laws of the Cayman Islands with principal offices at 818 South Kansas Avenue, Topeka, Kansas 66612. Cayman I is 100% owned by WR Bermuda, was established to develop power generation projects, and is currently inactive. Cayman I owns 100% of the following company:

a.	Western Resources II (Cayman Islands) Limited (“Cayman II”) is a limited liability company organized under the laws of the Cayman Islands with principal offices at 818 South Kansas Avenue, Topeka, Kansas 66612. Cayman II was established to develop power generation projects and is currently inactive.

G.	Western Resources Capital I (“WR Capital I”) is a Delaware business trust with principal offices at 818 South Kansas Avenue, Topeka, Kansas 66612. WR Capital I is a financial trust established by Westar Energy for the purpose of issuing securities.

H.	WR Receivables Corporation (“WR Receivables”) is a Kansas corporation with principal offices at 818 South Kansas Avenue, Topeka, Kansas 66612. WR Receivables is a wholly-owned subsidiary of Westar Energy and a special purpose entity that holds the account receivables arising from the sale of electricity by Westar Energy and KGE.

ITEM 2. Description of The Properties of Claimant And Each of Its Subsidiary Public Utility Companies Used for the Generation, Transmission, and Distribution of Electric Energy for Sale.

A.	The principal electric generating stations of Westar Energy, all of which are located in Kansas, are as follows:

Name and Location	Accredited Capacity – MW (Westar Energy’s Share)
Coal
JEC Unit 1, near St. Marys	471
JEC Unit 2, near St. Marys	470
JEC Unit 3, near St. Marys	475
Lawrence Energy Center, near Lawrence	567
Tecumseh Energy Center, near Tecumseh	228

Subtotal	2,211

Gas/Oil
Gordon Evans, Wichita	303
Hutchinson Energy Center, near Hutchinson	400
Abilene Energy Center, near Abilene	71
Tecumseh Energy Center, near Tecumseh	40

Subtotal	814

Diesel
Hutchinson Energy Center	80

Wind
JEC Wind Turbine 1, near St. Marys	0.5
JEC Wind Turbine 2, near St. Marys	0.5

Subtotal	1.0

Total Accredited Capacity	3,106

Westar Energy maintains 14 tie lines with 6 other public utilities to permit direct extra-high voltage interchange. Westar Energy is also a member of the Southwest Power Pool, the regional coordinating council for electric utilities throughout the south-central United States.

Westar Energy owns a transmission and distribution system, which enables it to supply its service area. Transmission and distribution lines, in general, are located by permit or easement on public roads and streets or the lands of others. All such transmission and distribution systems are located within the State of Kansas.

B.	The principal electric generating stations of KGE, all of which are located in Kansas, are as follows:

Name and Location	Accredited Capacity – MW (KGE’s Share)
Nuclear
Wolf Creek, near Burlington	548

Coal
LaCygne Unit 1, near LaCygne	344
LaCygne Unit 2, near LaCygne	337
JEC Unit 1, near St. Marys	147
JEC Unit 2, near St. Marys	147
JEC Unit 3, near St. Marys	149

Subtotal	1,124

Gas/Oil
Gordon Evans, Wichita	530
Murray Gill, Wichita	322
Neosho, Neosho	69

Subtotal	921

Diesel
Gordon Evans, Wichita	3

Wind
JEC Wind Turbine 1, near St. Marys	0.1
JEC Wind Turbine 2, near St. Marys	0.1

Subtotal	0.2

Total Accredited Capacity	2,596.2

KGE maintains 11 tie lines with 7 other public utilities to permit direct extra-high voltage interchange. KGE is also a member of the Southwest Power Pool, the regional coordinating council for electric utilities throughout the south-central United States.

KGE owns a transmission and distribution system, which enables it to supply its service area. Transmission and distribution lines, in general, are located by permit or easement on public roads and streets or the lands of others. All such transmission and distribution systems are located within the State of Kansas.

C.	The principal electric generating stations of Westar Generating, Inc., all of which are located in Missouri, are as follows:

Name and Location	Accredited Capacity – MW (Westar Generating, Inc.’s share)
Gas/Oil
State Line, Joplin	202

ITEM 3. Information for the Last Calendar Year with Respect to Claimant and Each of its Subsidiary Public Utility Companies.

A.	Number of KWH of electric energy sold (at retail or wholesale):

For the year ended December 31, 2003, Westar Energy sold 9,354,266,000 KWH of electric energy at retail and, 5,509,933,000 KWH of electric energy at wholesale. For the year ended December 31, 2003, KGE sold 9,029,922,000 KWH of electric energy at retail and 3,156,275,000 KWH of electric energy at wholesale.

B.	Number of KWH of electric energy distributed at retail outside the State in which each company is organized:

During 2003, neither Westar Energy nor its subsidiaries distributed or sold electric energy at retail outside the State of Kansas.

C.	Number of KWH of electric energy sold at wholesale outside the State in which each company is organized:

During 2003, Westar Energy sold, at wholesale, 2,576,413,000 KWH of electric energy to adjoining public utilities through interconnections at the Kansas state line. During 2003, KGE sold, at wholesale, 2,596,038,000 KWH of electric energy to adjoining public utilities through interconnections at the Kansas state line. During 2003, neither Westar Energy nor KGE sold natural or manufactured gas at wholesale outside the State of Kansas or at the Kansas state line.

D.	Number of KWH of electric energy purchased outside the State in which each company is organized:

During 2003, Westar Energy purchased 238,292,000 KWH of electric energy from outside the State of Kansas or at the Kansas state line. During 2003, KGE purchased 428,173,000 KWH of electric energy from outside the State of Kansas or at the Kansas state line.

ITEM 4. Information for the Reporting Period with Respect to Claimant and Each Interest it Holds Directly or Indirectly in an EWG or a Foreign Utility Company.

4.1	Zhengzhou Dengwai Power Co.

A.	Name, location, business address and description of the facilities used by the EWG or foreign utility company for the generation, transmission and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas:

Name of EWG:	Zhengzhou Dengwai Power Co., Ltd
Address:	Yangcheng Industrial Zone
Dengfeng Industrial Zone,
Dengfeng Municipality, Henan Province
Location:	Dengfeng Municipality, Henan Province, People’s Republic of China.
Facility:	55 MW coal-fired generating unit.

B.	Name of each system company that holds an interest in such EWG or foreign utility company; and description of the interest held:

Western Resources International Limited owns a 49% interest in Zhengzhou Dengwai Power Co., Ltd.

C.	Type and amount of capital invested, directly or indirectly, by the holding company claiming exemption; any direct or indirect guarantee of the security of the EWG or foreign utility company by the holding company claiming exemption; and any debt or other financial obligation for which there is recourse, directly or indirectly, to the holding company claiming exemption or another system company, other than the EWG or foreign utility company:

Capital Invested:	Approximately US $5.2 million as registered paid-in capital.
Guarantees:	None
Other Obligations:	None

D.	Capitalization and earnings of the EWG or foreign utility company during the reporting period:

Capitalization:	US $14.8 million
Earnings:	US $3.7 million

E.	Identify any service, sales or construction contract(s) between the EWG or foreign utility company and a system company, and describe the services to be rendered or goods sold and fees or revenues under such agreement(s):

None

4.2	Zhengzhou Dengyuan Power Co.

A.	Name, location, business address and description of the facilities used by the EWG or foreign utility company for the generation, transmission and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas:

Name of EWG:	Zhengzhou Dengyuan Power Co., Ltd.
Address:	Yangcheng Industrial Zone, Dengfeng
Municipality, Henan Province, People’s Republic of China.
Location:	Dengfeng Municipality, Henan Province, People’s Republic of China.
Facility:	55 MW coal-fired generating unit.

B.	Name of each system company that holds an interest in such EWG or foreign utility company; and description of the interest held:

Western Resources International Limited owns a 49% interest in Zhengzhou Dengyuan Power Co., Ltd.

C.	Type and amount of capital invested, directly or indirectly, by the holding company claiming exemption; any direct or indirect guarantee of the security of the EWG or foreign utility company by the holding company claiming exemption; and any debt or other financial obligation for which there is recourse, directly or indirectly, to the holding company claiming exemption or another system company, other than the EWG or foreign utility company:

Capital Invested:	Approximately US $4.9 million cash as registered paid-in capital.
Guarantees:	None
Other Obligations:	None

D.	Capitalization and earnings of the EWG or foreign utility company during the reporting period:

Capitalization:	US $14.8 million
Earnings:	US $3.7 million

E.	Identify any service, sales or construction contract(s) between the EWG or foreign utility company and a system company, and describe the services to be rendered or goods sold and fees or revenues under such agreement(s):

None

4.3	Zhengzhou Huadeng Power Co.

A.	Name, location, business address and description of the facilities used by the EWG or foreign utility company for the generation, transmission and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas:

Name of EWG:	Zhengzhou Huadeng Power Co., Ltd.
Address:	Yangcheng Industrial Zone
Dengfeng Industrial Zone
Dengfeng Municipality, Henan Province, PRC
Location:	Dengfeng Municipality, Henan Province, People’s
Republic of China
Facility:	55 MW coal-fired generating unit

B.	Name of each system company that holds an interest in such EWG or foreign utility company; and description of the interest held:

Western Resources International Limited owns a 49% equity interest in Zhengzhou Huadeng Power Co., Ltd.

C.	Type and amount of capital invested, directly or indirectly, by the holding company claiming exemption; any direct or indirect guarantee of the security of the EWG or foreign utility company by the holding company claiming exemption; and any debt or other financial obligation for which there is recourse, directly or indirectly, to the holding company claiming exemption or another system company, other than the EWG or foreign utility company:

Capital Invested:	Approximately US $4.4 million as registered paid-in capital.
Guarantees:	None
Other Obligations:	None

D.	Capitalization and earnings of the EWG or foreign utility company during the reporting period:

Capitalization:	Registered paid-in capital of approximately US $14.8 million
Earnings:	US $3.7 million

E.	Identify any service, sales or construction contract(s) between the EWG or foreign utility company and a system company, and describe the services to be rendered or goods sold and fees or revenues under such agreement(s):

None

4.4	Zhengzhou Huaxin Power Co.

A.	Name, location, business address and description of the facilities used by the EWG or foreign utility company for the generation, transmission and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas:

Name of EWG:	Zhengzhou Huaxin Power Co., Ltd.
Address:	Yangcheng Industrial Zone
Dengfeng Industrial Zone
Dengfeng Municipality, Henan Province, PRC
Location:	Dengfeng Municipality, Henan Province, People’s Republic of China
Facility:	55 MW coal-fired generating unit

B.	Name of each system company that holds an interest in such EWG or foreign utility company; and description of the interest held:

Western Resources International Limited owns a 49% equity interest in Zhengzhou Huaxin Power Co. Ltd.

C.	Type and amount of capital invested, directly or indirectly, by the holding company claiming exemption; any direct or indirect guarantee of the security of the EWG or foreign utility company by the holding company claiming exemption; and any debt or other financial obligation for which there is recourse, directly or indirectly, to the holding company claiming exemption or another system company, other than the EWG or foreign utility company:

Capital Invested:	Approximately US $4.4 million as registered paid-in capital.
Guarantees:	None
Other Obligations:	None

D.	Capitalization and earnings of the EWG or foreign utility company during the reporting period:

Capitalization:	Registered paid-in capital of approximately US $14.8 million
Earnings:	US $3.7 million

E.	Identify any service, sales or construction contract(s) between the EWG or foreign utility company and a system company, and describe the services to be rendered or goods sold and fees or revenues under such agreement(s):

None

4.5	Trakya Elektrik Uretim Ve Ticaret A.S.

A.	Name, location, business address and description of the facilities used by the EWG or foreign utility company for the generation, transmission and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas:

Name of EWG:	Trakya Elektrik Uretim Ve Ticaret A.S.
Address:	P.K. 13
Marmara Ereglisi 59740 Tekirdag
Location:	Botas Tesisleri Mevkii
Sultankoy Beledesi
Marmara Ereglisi 59740 Tekirdag Turkey
Facility:	478 MW combined cycle gas turbine with four 154 KV substations.

B.	Name of each system company that holds an interest in such EWG or foreign utility company; and description of the interest held:

Wing International, Ltd., a Texas limited liability company owns 9% of the project.

C.	Type and amount of capital invested, directly or indirectly, by the holding company claiming exemption; any direct or indirect guarantee of the security of the EWG or foreign utility company by the holding company claiming exemption; and any debt or other financial obligation for which there is recourse, directly or indirectly, to the holding company claiming exemption or another system company, other than the EWG or foreign utility company:

Capital Invested:	Approximately US $10,388,379 as paid in capital. Approximately US $2,139,130 subordinated debt.

D.	Capitalization and earnings of the EWG or foreign utility company during the reporting period:

Capitalization:	Approximately US $559,685,161
Earnings:	US $135,950,534

E.	Identify any service, sales or construction contract(s) between the EWG or foreign utility company and a system company, and describe the services to be rendered or goods sold and fees or revenues under such agreement(s):

None

The above-named claimant has caused this statement to be duly executed on its behalf by its authorized officer on this twenty-seventh day of February, 2004.

Westar Energy, Inc.

By:	/s/ Mark A. Ruelle
Mark A. Ruelle,
Executive Vice President and Chief Financial Officer

CORPORATE SEAL

Attest:

By:	/s/ Larry D. Irick
Larry D. Irick,
Vice President, General Counsel and Corporate Secretary

Name, title and address of officer to whom notices and correspondence concerning this statement should be addressed:

Larry D. Irick

Vice President, General Counsel and Corporate Secretary

Westar Energy, Inc.

P.O. Box 889

818 South Kansas Avenue

Topeka, Kansas 66601

(785)575-1625

(785)575-8061 (FAX)

EXHIBIT A

A consolidating statement of income and surplus of the claimant and its subsidiary companies for the last calendar year, together with a consolidating balance sheet of claimant and its subsidiary companies as of the close of such calendar year.

See Introductory Note to this Form U-3A-2.

EXHIBIT B

An organizational chart showing the relationship of each EWG to associate companies in the holding company system.

Westar Energy, Inc. (a Kansas corporation, “Westar Energy”):

•	Western Resources (Bermuda) Limited (a Bermuda limited liability company), a wholly-owned subsidiary of Westar Energy.

•	CPI-Western Power Holdings, Ltd., a Bermuda limited liability company, 50% owned by Western Resources (Bermuda) Limited.

•	Western Resources International Limited (a Mauritius limited liability company), a wholly-owned subsidiary of CPI-Western Power Holdings, Ltd.

•	Zhengzhou Dengwai Power Company Limited (a Dengfeng Municipality, Henan Province, People’s Republic of China Company), 49% owned by Western Resources International Limited.

•	Zhengzhou Dengyuan Power Company Limited (a Dengfeng Municipality, Henan Province, People’s Republic of China Company), 49% owned by Western Resources International Limited.

•	Zhengzhou Huadeng Power Company Limited (a Dengfeng Municipality, Henan Province, People’s Republic of China Company), 49% owned by Western Resources International Limited.

•	Zhengzhou Huaxin Power Company Limited (a Dengfeng Municipality, Henan Province, People’s Republic of China Company), 49% owned by Western Resources International Limited.

•	Westar Industries, Inc. (a Delaware corporation, “Westar Industries”), a wholly-owned subsidiary of Westar Energy.

•	The Wing Group, Limited Company (a Delaware corporation, “WGLC”), a wholly-owned subsidiary of Westar Industries.

•	Wing Turkey, Inc. (a Delaware corporation), a wholly-owned subsidiary of Westar Industries.

•	Wing International, Ltd. (a Texas limited liability company), 99% owned by Wing Turkey, Inc. and 1% owned by WGLC.

•	Trakya Elektrik Uretim Ve Ticaret A.S. (a joint stock company under the laws of the Republic of Turkey), 9% owned by Wing International, Ltd.